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SEC FILE NUMBER

8- 51974

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

MAR 13 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRUDERMAN BROTHERS, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 MAIN STREET, SUITE 226

(No. and Street)

PORT WASHINGTON	NY	11050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW J. BRUDERMAN (516) 767-3515

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRASSI & CO., CPAs, P.C.

(Name — If individual, state last, first, middle name)

200 MADISON AVENUE, SUITE 2200 NEW YORK, NY 10016

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/19

OATH OR AFFIRMATION

I, MATTHEW J. BRUDERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRASSI & CO., CPAs, P.C., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

VINCENT PAOLUCCI
NOTARY PUBLIC, State of New York
No. 4725761
Qualified in Nassau County
Commission Expires May 31, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUDERMAN BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

CONTENTS

To the Stockholder
Bruderman Brothers, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Bruderman Brothers, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bruderman Brothers, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 15, 2002

BRUDERMAN BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	25,905
Securities owned not readily marketable - at cost		3,300
TOTAL ASSETS	$	29,205

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Income taxes payable	$	400
Accounts payable and accrued expenses		350
TOTAL LIABILITIES		750
STOCKHOLDER'S EQUITY:		
Common stock - $.01 par value; 200 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		50,019
Accumulated deficit		(21,565)
TOTAL STOCKHOLDER'S EQUITY		28,455
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	29,205

The accompanying notes are an integral part of this financial statement.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Bruderman Brothers, Inc. (the "Company") was incorporated in New York State in January 1996. In February of 2000, the Company became a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company's broker-dealer business is limited to effecting transactions in shares of mutual funds under dealer agreements with various mutual fund retailers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. In addition, the Company provides consulting services for companies seeking to raise capital.

Cash Equivalents

The Company considers securities purchased with maturities of three months or less to be cash equivalents.

Income Taxes

The Company elected S Corporation status for federal income tax and New York State franchise tax purposes. Accordingly, there is no provision for federal income taxes as such earnings will flow through directly to the shareholders, and New York State franchise taxes are payable at reduced rates. The Company is subject to New York City corporate income taxes.

Use of Estimates

The preparation of financial statements, in conformity with accepted principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2 CONCENTRATION OF CREDIT RISK OF UNINSURED CASH BALANCES

The Company maintains cash balances in two financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. From time to time the Company's balances may exceed this limit. At December 31, 2001, there were no cash balances over this limit. The Company believes it is not exposed to any significant credit risk for cash.

NOTE 3 RELATED PARTY TRANSACTIONS

At December 31, 2000, the Company advanced $5,000 to a related party. The advance bore interest at 10% per annum. The amount was repaid during 2001.

At December 31, 2000, the Company advanced $1,065 to the stockholder. The amount was repaid during 2001.

NOTE 4 INCOME TAXES

The Company has available a net operating loss carryforward of approximately $30,000 for state and local purposes expiring in 2020.

NOTE 5 REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $25,155, which was $20,155 in excess of its required net capital of $5,000. The Company's net capital ratio was .03 to 1 at December 31, 2001.

Under various dealer agreements, all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate account for the exclusive benefit of customers or to segregate securities in accordance with rule 15c3-3 of the Securities and Exchange Commission.